SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27)

LSB INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10
(Title of Class of Securities)

5021600-10-4
(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
           (405) 235-4546
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 5021600-10-4

(1)  Names of Reporting Persons,                  Jack E. Golsen
     S.S. or I.R.S. Identification                ###-##-####
     Nos. of Above Persons

(2)  Check the Appropriate Box if                 (a)   [ ]
     a Member of a Group (See                     (b)   [X]
     Instructions)

(3)  SEC Use Only

(4)  Source of Funds (See Instruc-              Not applicable
     tions)

(5)  Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organi-            USA
     zation

                         (7)  Sole Voting Power         374,452

Number of Shares         (8)  Shared Voting Power     3,221,014
Beneficially
Owned by Each            (9)  Sole Dispositive          374,452
Reporting Person              Power
With:
                         (10) Shared Dispositive      3,221,014
                              Power

(11)  Aggregate Amount Beneficially                   3,595,466
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                      27.68%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                        IN
      Instructions)

Page 2 of 22 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,             Sylvia H. Golsen
      S.S. or I.R.S. Identification           ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                   (a)   [ ]
      a Member of a Group (See                       (b)   [X]
      Instructions)

(3)   SEC Use Only

(4)  Source of Funds (See Instruc-                   Not applicable
     tions)

(5)  Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organi-                 USA
     zation

                      (7)   Sole Voting Power                     -

Number of Shares      (8)   Shared Voting Power           3,221,014
Beneficially
Owned by Each         (9)   Sole Dispositive                      -
Reporting Person            Power
With:
                      (10)  Shared Dispositive            3,221,014
                            Power

(11)   Aggregate Amount Beneficially                      3,221,014
       Owned by Each Reporting Person

(12)   Check if the Aggregate Amount                            [X]
       in Row (11) Excludes Certain
       Shares (See Instructions)

(13)   Percent of Class Represented                         25.27%
       by Amount in Row (11)

(14)   Type of Reporting Person (See                           IN
       Instructions)

Page 3 of 22 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,          SBL Corporation
      S.S. or I.R.S. Identification        73-1477865
      Nos. of Above Persons

(2)   Check the Appropriate Box if                   (a)   [ ]
      a Member of a Group (See                       (b)   [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                  SC, BK, AF
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                Oklahoma
      zation

                         (7)    Sole Voting Power              -

Number of Shares         (8)  Shared Voting Power    2,219,309
Beneficially
Owned by Each            (9)  Sole Dispositive               -
Reporting Person              Power
With:
                         (10) Shared Dispositive     2,219,309
                              Power

(11)   Aggregate Amount Beneficially                 2,219,309
       Owned by Each Reporting Person

(12)   Check if the Aggregate Amount                       [X]
       in Row (11) Excludes Certain
       Shares (See Instructions)

(13)   Percent of Class Represented                    17.41%
       by Amount in Row (11)

(14)   Type of Reporting Person (See                      CO
       Instructions)

Page 4 of 22 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,             Golsen Petroleum
             S.S. or I.R.S. Identification              Corporation
             Nos. of Above Persons                      73-079-8005

(2)   Check the Appropriate Box if            (a)   [ ]
      a Member of a Group (See                (b)   [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-           Not applicable
             tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-        Oklahoma
              zation

                    (7)  Sole Voting Power                      -

Number of Shares    (8)  Shared Voting Power              193,933
Beneficially
Owned by Each       (9)  Sole Dispositive                       -
Reporting Person         Power
With:
                    (10) Shared Dispositive               193,933
                                                        Power

(11)   Aggregate Amount Beneficially                      193,933
                Owned by Each Reporting Person

(12)   Check if the Aggregate Amount                          [ ]
                in Row (11) Excludes Certain
                Shares (See Instructions)

(13)   Percent of Class Represented                        1.61%
                by Amount in Row (11)

(14)   Type of Reporting Person (See                         CO
                Instructions)

Page 5 of 22 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                 Barry H. Golsen
              S.S. or I.R.S. Identification               ###-##-####
              Nos. of Above Persons

(2)   Check the Appropriate Box if                (a)   [ ]
              a Member of a Group (See                    (b)   [X]
              Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-               Not applicable
             tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-              USA
      zation

                      (7)   Sole Voting Power            308,616

Number of Shares      (8)   Shared Voting Power        2,441,769
Beneficially
Owned by Each         (9)   Sole Dispositive             308,616
Reporting Person            Power
With:
                      (10)  Shared Dispositive         2,441,769
                            Power

(11)   Aggregate Amount Beneficially                   2,750,385
       Owned by Each Reporting Person

(12)   Check if the Aggregate Amount                         [X]
       in Row (11) Excludes Certain
       Shares (See Instructions)

(13)   Percent of Class Represented                       21.47%
       by Amount in Row (11)

(14)   Type of Reporting Person (See                         IN
       Instructions)

Page 6 of 22 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                  Steven J. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                (a) [ ]
      a Member of a Group (See                    (b) [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                Not Applicable
      tions

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-              USA
      zation

                        (7)   Sole Voting Power           246,987

Number of Shares        (8)   Shared Voting Power       2,298,217
Beneficially
Owned by Each           (9)   Sole Dispositive            246,987
Reporting Person              Power
With:
                        (10)  Shared Dispositive       2,298,217
                              Power

(11)  Aggregate Amount Beneficially                    2,545,204
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                          [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                        19.91%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)

Page 7 of 22 Pages

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,      Linda Golsen Rappaport
      S.S. or I.R.S. Identification         ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if            (a) [ ]
      a Member of a Group (See                (b) [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-           Not applicable
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-         USA
      zation

                       (7)   Sole Voting Power         82,552

Number of Shares       (8)   Shared Voting Power    2,441,769
Beneficially
Owned by Each          (9)   Sole Dispositive          82,552
Reporting Person             Power
With:
                       (10)  Shared Dispositive     2,441,769
                             Power

(11)  Aggregate Amount Beneficially                 2,524,321
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                       [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                     19.80%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                       IN
      Instructions)

Page 8 of 22 Pages

CUSIP NO. 5021600-10-4

     This statement constitutes Amendment No. 27 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

     This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, SBL Corporation ("SBL"), Golsen Petroleum Corporation ("GPC"), a wholly owned subsidiary of SBL, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

     This Amendment No. 27 is being filed as a result of a change in the facts contained in the Schedule 13D. The change is due to the acquisition by SBL of 1,000,000 shares of the Company's Series D 6% Cumulative, Convertible Class C Preferred Stock ("Series D Preferred") on November 8, 2001, which resulted in an increase in SBL's beneficial ownership of Common Stock by more than 1% of the outstanding Common Stock. In addition to the foregoing, reference is made to Item 5(c) of this Amendment No. 27 for discussion of certain other transactions in the Company's Common Stock that were effected by certain reporting persons during the past 60 days from the filing date of this Amendment No. 27.

Item 1.  Security and Issuer.

         Item 1 of this Schedule 13D is unchanged.

Item 2.  Identity and Background.

         Item 2 of this Schedule 13D is unchanged, except parts 5(b)
         and (c) relating to Steven J. Golsen are amended to read
         as follows:

         (b)  Business Address: 7300 S.W. 44th Street
                                Oklahoma City, OK 73179

         (c)  The principal occupation or employment of Steven J.
              Golsen is Chief Executive Officer and Co-Chairman
              of a subsidiary of the Company having the address
              set forth above.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 17, 1997, Prime Financial Corporation
         ("Prime"), a subsidiary of the Company, borrowed from
         SBL the principal amount of $3,000,000 (the "Prime
         Loan") on an unsecured basis and payable on demand.
         The purpose of the loan was to assist the Company

Page 9 of 22 Pages

CUSIP NO. 5021600-10-4

         by providing additional liquidity. As of October 15,
         2001, the unpaid principal balance on the Prime Loan
         was $1,350,000.

         In order to make the Prime Loan to Prime, SBL and certain
         of its affiliates borrowed the $3,000,000 from a bank
         (collectively, "SBL Borrowings"), and as part of the
         collateral pledged by SBL to the bank in connection with
         such loan, SBL pledged, among other things, its note
         from Prime. Effective April 21, 2000, Prime guaranteed
         on a limited basis the obligations of SBL and its
         affiliates relating to the unpaid principal amount due
         to the bank in connection with the SBL Borrowings, and,
         in order to secure its obligations under the guarantees,
         it pledged to the bank 1,973,461 shares of the Company's
         Common Stock that it holds as treasury stock.

         On October 18, 2001, the Company and Prime entered into
         an agreement (the "Agreement") to take in payment of
         $1,000,000 of the unpaid balance of the debt under the
         Prime Loan, 1,000,000 shares of Series D Preferred, with
         each share of Series D Preferred having, among other
         things,.875 votes and voting as a class with the Common
         Stock, a liquidation preference of $1.00 per share,
         cumulative dividends at the rate of 6%, and
         convertibility into Common Stock on the basis of four
         shares of Series D Preferred into one share of Common
         Stock. The rate of conversion is subject to increase
         or decrease pursuant to the antidilution provisions
         set forth in the Certificate of Designations of the
         Series D Preferred. In connection with the Agreement,
         the Company's limited guaranty to the bank has been
         reduced to $350,000, and the number of shares of
         Company Common Stock pledged by Prime to the lender
         to secure its guaranty has been reduced to 973,450
         shares.

Item 4. Purpose of Transaction.

        The purpose of the transaction giving rise to the
        filing of this Amendment No. 27 is described under
        Item 3 above. The reporting persons do not presently
        have any plans or proposals required to be reported
        under Item 4 of this Schedule 13D.

Page 10 of 22 Pages

CUSIP NO. 5021600-10-4

Item 5. Interest in Securities of the Issuer.

        (a)  The following table sets forth as of the filing
     date of this Amendment 27, the aggregate number and
     percentage of the class of Common Stock of the Company
     identified pursuant to Item 1 beneficially owned by each
     person named in Item 2:

         Person                Amount               Percent(10)

     Jack E. Golsen          3,595,466(1)(2)(6)(9)  27.68%

     Sylvia H. Golsen        3,221,014(1)(6)(7)     25.27%

     SBL                     2,219,309(1)(9)        17.41%

     GPC                       193,933(8)(9)         1.61%

     Barry H. Golsen         2,750,385(1)(3)(6)     21.47%

     Steven J. Golsen        2,545,204(1)(4)(6)     19.91%

     Linda Golsen Rappaport  2,524,321(1)(5)(6)     19.80%

____________________

     (1)  The amount shown includes (i) 1,336,199 shares held
          directly by SBL; (ii) 250,000 shares that SBL has
          the right to acquire upon the conversion of
          1,000,000 shares of the Company's Series D Preferred
          owned of record by SBL; (iii) 400,000 shares that
          SBL has the right to acquire upon the conversion
          of 12,000 shares of the Company's Series B Preferred
          owned of record by SBL; (iv) 39,177 shares that SBL
          has the right to acquire upon the conversion of
          9,050 shares of Class C, Series 2 Preferred Stock
          owned of record by SBL; and (v) 193,933 shares
          beneficially owned by SBL's wholly owned subsidiary,
          GPC, which includes 133,333 shares that GPC has the
          right to acquire upon conversion of 4,000 shares
          of Series B Preferred owned of record by GPC. The
          relationship between Jack E. Golsen, Sylvia H.
          Golsen, Barry H. Golsen, Steven J. Golsen, Linda
          Golsen Rappaport, SBL, and GPC is described in
          more detail in paragraph (b) of this Item 5.

     (2)  The amount shown includes (i) 40,000 shares held
          directly by Jack E. Golsen; (ii) 69,029 shares held
          indirectly by the Jack E. Golsen 1992 Revocable
          Trust; (iii) 4,000 shares that Jack E. Golsen has
          the right to acquire upon conversion of a promissory

Page 11 of 22 Pages

CUSIP NO. 5021600-10-4

          note; (iv) 133,333 shares that J. Golsen has the
          right to acquire upon the conversion of 4,000 shares
          of the Series B Preferred Stock owned of record by
          the Jack E. Golsen 1992 Revocable Trust; (v) 35,400
          shares that Jack E. Golsen may acquire upon the
          exercise of Company incentive stock options; (vi)
          70,600 shares that Jack E. Golsen may acquire upon
          the exercise of Company nonqualified stock options;
          (vii) 1,001,705 shares owned of record by Sylvia H.
          Golsen, wife of Jack E. Golsen; (viii) 10,000 shares
          owned of record by the MG Trust, of which Jack E.
          Golsen is the sole trustee with voting and
          dispositive power over the securities held by such
          trust; and (ix) 12,090 shares indirectly held by an
          estate of which Jack E. Golsen is executor and a
          beneficiary.

     (3)  The amount shown does not include (i) 533 shares
          that Barry Golsen's wife owns, in which Barry
          Golsen disclaims beneficial ownership, and (ii)
          79,840 shares owned of record by the Barry H.
          Golsen 1992 Trust, of which Barry H. Golsen is the
          primary beneficiary, but of which Barry H. Golsen
          has no voting or dispositive control. Such amount
          does include (a) 246,616 shares held directly by
          Barry H. Golsen; (b) 41,954 shares owned of record
          by the Amy G. Rappaport Trust No. J-1, of which
          Barry H. Golsen is a Co-Trustee; (c) 36,954 shares
          owned of record by the Joshua B. Golsen Trust No.
          J-1, of which Barry H. Golsen is a Co-Trustee;
          (d) 35,888 shares owned of record by each of the
          Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport
          Trust No. J-1, Lori R. Rappaport Trust No. J-1 and
          Michelle L. Golsen Trust No. J-1, of which Barry H.
          Golsen is a Co-Trustee; (e) 40,000 shares which
          Barry H. Golsen may acquire upon exercise of
          Company incentive stock options; and (f) 22,000
          shares which Barry H. Golsen may acquire upon
          exercise of a nonqualified stock option.

     (4)  The amount shown does not include 74,840 shares
          owned of record by the Steven J. Golsen 1992 Trust,
          of which Steven J. Golsen is the primary
          beneficiary, but of which Steven J. Golsen has no
          voting or dispositive control. Such amount does
          include (i) 206,987 shares held directly by Steven J.
          Golsen; (ii) 41,954 shares owned of record by the
          Amy G. Rappaport Trust No. J-1, of which Steven J.
          Golsen is a Co-Trustee; (iii) 36,954 shares owned of
          record by the Joshua B. Golsen Trust No. J-1, of
          which Steven J. Golsen is a Co-Trustee; (iv) 26,000
          shares which Steven J. Golsen may acquire upon
          exercise of Company incentive stock options; and

Page 12 of 22 Pages

CUSIP NO. 5021600-10-4

          (v) 14,000 shares which Steven J. Golsen may
          acquire upon exercise of nonqualified stock
          options.

     (5)  The amount shown does not include 124,350 shares
          that Mrs. Rappaport's husband owns and 185,000
          shares which Mrs. Rappaport's husband may acquire
          upon exercise of nonqualified stock options of the
          Company, for which Mrs. Rappaport disclaims
          beneficial ownership. The amount shown does not
          include 79,840 shares owned of record by the
          Linda F. Rappaport 1992 Trust, of which Linda F.
          Rappaport is the primary beneficiary, but of which
          Linda F. Rappaport has no voting or dispositive
          control. Such amount does include (i) 82,552 shares
          held directly by Linda F. Rappaport; (ii) 41,954
          shares owned of record by the Amy G. Rappaport Trust
          No. J-1, of which Linda F. Rappaport is a Co-Trustee;
          (iii) 36,954 shares owned of record by the Joshua B.
          Golsen Trust No. J-1, of which Linda F. Rappaport
          is a Co-Trustee; and (iv) 35,888 shares owned of
          record by each of the Adam Z. Golsen Trust No. J-1,
          of Stacy L. Rappaport Trust No. J-1, Lori R.
          Rappaport Trust No. J-1 and Michelle L. Golsen
          Trust No. J-1 of which Linda F. Rappaport is a
          Co-Trustee.

     (6)  Jack E. Golsen and Sylvia H. Golsen each disclaims
          beneficial ownership of (i) the shares of Common
          Stock owned of record by Barry H. Golsen, the
          shares that Barry H. Golsen has the right to
          acquire under the Company's incentive stock options,
          and the shares considered beneficially owned by
          Barry H. Golsen as a result of his position as
          trustee of certain trusts; (ii) the shares owned
          of record by Steven J. Golsen, the shares that
          Steven J. Golsen has the right to acquire under
          the Company's incentive stock options, and the
          shares considered beneficially owned by Steven J.
          Golsen as a result of his position as trustee of
          certain trusts; and (iii) the shares owned of
          record by Linda Golsen Rappaport, and the shares
          considered beneficially owned by Linda Golsen
          Rappaport as a result of her position as a trustee
          of certain trusts. Barry H. Golsen, Steven J.
          Golsen and Linda Golsen Rappaport disclaim
          beneficial ownership of the shares beneficially
          owned by Jack E. Golsen and Sylvia H. Golsen,
          except for shares beneficially owned by SBL
          and GPC.

     (7)  The amount shown does not include, and Sylvia H.
          Golsen disclaims beneficial ownership of the
          shares of Common Stock listed in footnote (2)
          above as beneficially owned by Jack E. Golsen,

Page 13 of 22 Pages

CUSIP NO. 5021600-10-4

          except such amount does not include the 1,001,705
          shares held directly by Sylvia H. Golsen.

     (8)  The amount shown includes 60,600 shares held directly by GPC and 133,333 shares that GPC has the right to
          acquire upon conversion of 4,000 shares of the
          Company's Series B Preferred Stock owned of record
          by GPC. The relationship between Jack E. Golsen,
          Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen,
          Linda Golsen Rappaport, SBL, and GPC is described
          in more detail in paragraph (b) of this Item 5.

     (9)  Holders of the Series B Preferred are entitled to
          one vote per share, and holders of the Series D
          Preferred are entitled to .875 votes per share. Both
          vote together with holders of Common Stock. The
          amounts and percentages set forth in the table
          reflect only the voting power of Common Stock into
          which the Series B Preferred and the Series D
          Preferred are convertible.

     (10) The percentage ownership of each reporting person
          is based on 11,924,203 shares of Common Stock
          outstanding, as reported in the Company's Form
          10-Q for the quarter ended September 30, 2001.
          Shares of Common Stock of the Company not
          outstanding, but which may be acquired by a
          reporting person during the next 60 days under
          options, warrants, rights or conversion privileges,
          are considered to be outstanding only for the
          purpose of computing the percentage of the class
          for such reporting person, but are not deemed to be
          outstanding for the purpose of computing the
          percentage of the class by any other person.

        (b)  The following table sets forth, as the filing date
     of this Amendment 27 for each person and entity identified under paragraph (a), the number of shares of Common Stock
     as to which the person and entity has (1) the sole power
     to vote or direct the voting, (2) shared power to vote
     or direct the voting, (3) the sole power to dispose or to
     direct the disposition, or (4) shared power to dispose or
     to direct the disposition:

CUSIP NO. 5021600-10-4

                             Sole Voting       Shared Voting
                             and Power of      and Power of
    Person or Entity         Disposition       Disposition

    Jack E. Golsen         374,452(1)(5)(12) 3,221,014(2)(3)(13)

    Sylvia H. Golsen       None              3,221,014(2)(11)

    SBL                    None              2,219,309(2)(12)

    GPC                    None                193,933(4)(12)

    Barry H. Golsen        308,616(6)        2,441,769(2)(7)

    Steven J. Golsen       246,987(8)        2,298,217(2)(9)

    Linda Golsen Rappaport  82,552           2,441,769(2)(10)

    ____________________

   (1)  The amount shown includes (a) 109,029 shares of
        Common Stock held directly by Jack E. Golsen;
        (b) 4,000 shares of Common Stock that Jack E.
        Golsen has the right to acquire upon conversion
        of a promissory note; (c) 133,333 shares of
        Common Stock that J. Golsen has the right to
        acquire upon the conversion of 4,000 shares of
        the Series B Preferred Stock owned of record by
        him; (d) 35,400 shares that J. Golsen has the
        right to acquire under the Company's incentive
        stock options; (e) 70,600 shares that Jack E.
        Golsen may acquire upon the exercise of
        nonqualified stock options; (f) 10,000 shares
        held of record by the MG Trust, of which Jack E.
        Golsen is the sole trustee who possesses voting
        and dispositive power over the securities held
        by such trust; and (g) 12,090 shares held by an
        estate of which Jack E. Golsen is executor and
        a beneficiary.

    (2)  See footnote (1) under paragraph (a) of this Item 5.

    (3)  The amount shown includes 1,001,705 shares of Common
         Stock owned of record by Sylvia H. Golsen, the wife
         of Jack E. Golsen.

    (4)  See footnote (8) under paragraph (a) of this Item 5.

    (5)  See footnote (6) under paragraph (a) of this Item 5.

Page 15 of 22 Pages

CUSIP NO. 5021600-10-4

    (6)  The amount shown includes (a) 246,616 shares of
         Common Stock held directly by Barry H. Golsen;
         (b) 40,000 shares of Common Stock which Barry H.
         Golsen may acquire upon exercise of incentive
         stock options of the Company; and (c) 22,000
         shares which Barry H. Golsen may acquire upon
         exercise of incentive stock options of the
         Company.

    (7)  The amount shown does not include 79,840 shares of
         Common Stock owned of record by the Barry H. Golsen
         1992 Trust, of which Barry H. Golsen has no voting
         or dispositive power and 533 shares of Common Stock
         that Barry Golsen's wife owns in which Barry Golsen
         disclaims beneficial ownership. Such amount does
         include (a) 41,954 shares of Common Stock owned of
         record by the Amy G. Rappaport Trust No. J-1, of
         which Barry H. Golsen is a Co-Trustee; (b) 36,954
         shares of Common Stock owned of record by the
         Joshua B. Golsen Trust No. J-1, of which Barry H.
         Golsen is a Co-Trustee; and (c) 35,888 shares of
         Common Stock owned of record by each of the Adam Z.
         Golsen Trust No. J-1, Stacy L. Rappaport Trust No.
         J-1, Lori R. Rappaport Trust No. J-1 and Michelle L.
         Golsen Trust No. J-1, of which Barry H. Golsen is a
         Co-Trustee.

    (8)  The amount shown includes (a) 206,987 shares of
         Common Stock held directly by Steven J. Golsen;
         (b) 26,000 shares which Steven J. Golsen may
         acquire upon exercise of incentive stock options
         of the Company; and (c) 14,000 shares which
         Steven J. Golsen may acquire upon exercise of
         nonqualified stock options of the Company.

    (9)  The amount shown does not include 74,840 shares of
         Common Stock owned of record by the Steven J. Golsen
         1992 Trust, of which Steven J. Golsen has no voting
         or dispositive power. Such amount includes (a)
         41,954 shares of Common Stock owned of record by the
         Amy G. Rappaport Trust No. J-1, of which Steven J.
         Golsen is a Co-Trustee; and (b) 36,954 shares of
         Common Stock owned of record by the Joshua B. Golsen
         Trust No. J-1, of which Steven J. Golsen is a
         Co-Trustee.

    (10) The amount shown does not include 124,350 shares
         that Mrs. Rappaport's husband owns and 185,000
         shares which Mrs. Rappaport's husband may acquire
         upon exercise of nonqualified stock options of the
         Company, for which Mrs. Rappaport disclaims
         beneficial ownership. The amount shown does not
         include 79,840 shares owned of record by the
         Linda F. Rappaport 1992 Trust, of which Linda F.
         Rappaport is the primary beneficiary, but of which
         Linda F. Rappaport has no voting or dispositive

Page 16 of 22 Pages

CUSIP NO. 5021600-10-4

         control. Such amount does include (i) 41,954
         shares owned of record by the Amy G. Rappaport
         Trust No. J-1, of which Linda F. Rappaport is a
         Co-Trustee; (ii) 36,954 shares owned of record
         by the Joshua B. Golsen Trust No. J-1, of which
         Linda F. Rappaport is a Co-Trustee; and
         (iii) 35,888 shares owned of record by each of
         the Adam Z. Golsen Trust No. J-1, of Stacy L.
         Rappaport Trust No. J-1, Lori R. Rappaport
         Trust No. J-1 and Michelle L. Golsen Trust
         No. J-1 of which Linda F. Rappaport is a
         Co-Trustee.

    (11) See footnotes (6) and (7) under paragraph (a) of this
         Item 5.

    (12) See footnote (9) under paragraph (a) of this Item 5.

    (13) See footnote (6) under paragraph (a) of this Item 5.

         SBL is wholly owned by Sylvia H. Golsen (40% owner),
    Barry H. Golsen (20% owner), Steven J. Golsen (20% owner)
    and Linda Golsen Rappaport (20% owner). GPC is a wholly
    owned subsidiary of SBL. The directors and executive
    officers of SBL and GPC are Jack E. Golsen, Sylvia H.
    Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen

    Rappaport. Barry H. Golsen, Steven J. Golsen and Linda
    Golsen Rappaport are the children of Jack E. and Sylvia H.
    Golsen, husband and wife.

        (c)  During the past 60 days from the filing date of
    this report, the following transactions were effected in
    the Common Stock by a reporting person named in response
    to paragraph (a) of this Item 5. Sylvia H. Golsen made
    bona fide charitable gifts of the Company's Common Stock
    in the following amounts: (i) a gift of 10,000 shares on
    October 19, 2001 at a price of $2.85 per share; (ii) a
    gift of 20,000 shares on October 25, 2001 at a price of
    $2.98 per share; and (iii) a gift of 6,000 shares on
    November 1, 2001 at a price of $2.99 per share.

        (d)  See Item 6 below.

        (e)  Not applicable.

Item 6.  Contracts, Agreements, Underwritings or Relationships
         With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is unchanged, except as
     follows. Effective October 18, 2001, Prime pledged
     973,450 shares of Common Stock, along with proceeds of
     such shares, to Stillwater National Bank, Stillwater,
     Oklahoma (the "Stillwater Bank") to secure repayment of
     the loan made by Stillwater Bank on October 16, 2001

Page 17 of 22 Pages

CUSIP NO. 5021600-10-4

     to SBL Corporation. In addition to standard default and
     similar provisions contained in the Security Agreement,
     Stillwater Bank retains the right to all dividends paid
     in connection with the collateral.  See Item 3 for a
     discussion of the purpose of such pledge.

     Effective December 5, 2000, Sylvia H. Golsen pledged
     370,000 shares of Common Stock, along with proceeds
     of such shares, to Bank of the West, Clinton, Oklahoma
     (the "Bank of the West") to secure repayment of the
     loan made by Bank of the West on December 5, 2000. In
     addition to standard default and similar provisions
     contained in the Security Agreement, Bank of the West
     retains the right to all dividends paid in connection
     with the collateral.

Item 7.  Materials to be Filed as Exhibits.

24.1  Powers of Attorney executed by Barry H. Golsen, Steven
      J. Golsen, and Linda Golsen Rappaport are filed as
      Exhibit 6 to Amendment No. 3 to the Schedule 13D and
      are incorporated herein by reference.

99.1  Agreement of the reporting persons as to joint filing
      of this Schedule 13D, is filed as Exhibit 7 to
      Amendment No. 3 to the Schedule No. 13D and is
      incorporated herein by reference.

99.2  Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is
      incorporated herein by reference.

99.3  Issuer's Proxy Statement dated July 14, 1986 setting
      forth the terms of the Company's Series B 12% Cumulative
      Convertible Preferred Stock is filed as Exhibit 1 to
      Amendment No. 1 to the Schedule 13D and is incorporated
      herein by reference.

99.4  Stacy L. Rappaport Trust No. J-1, is filed as Exhibit
      14 to Amendment No. 13 to the Schedule 13D and is
      incorporated herein by reference. The Joshua B. Golsen
      Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G.
      Rappaport Trust No. J-1, Lori R. Rappaport Trust No.
      J-1 and Michelle L. Golsen Trust No. J-1 are
      substantially similar to the Stacy L. Rappaport Trust
      No. J-1, except for the names of the trustees, and
      copies of the same will be supplied to the Commission
      upon request.

99.5  Barry H. Golsen 1992 Trust is filed as Exhibit 15 to
      Amendment No. 16 to the Schedule 13D and is incorporated
      herein by reference. The Steven J. Golsen 1992 Trust
      and Linda F. Rappaport 1992 Trust are substantially
      similar to the Barry H. Golsen 1992 Trust, and copies
      of the same will be supplied to the Commission upon
      request.

Page 18 of 22 Pages

CUSIP NO. 5021600-10-4

99.6  Agreement of Sylvia H. Golsen as to joint filing of this
      Schedule 13D is filed as Exhibit 15 to Amendment No. 18
      and is incorporated herein by reference.

99.7  Agreement of SBL Corporation as to the joint filing of this Schedule 13D is filed as Exhibit 19 to Amendment
      No. 23, and is incorporated herein by reference.

99.8  Shareholder's Agreement, effective December 1, 1995,
      between Sylvia Golsen and SBL Corporation is filed as
      Exhibit 22 to Amendment No. 24 and is incorporated
      herein by reference.

99.9  Shareholder's Agreement, effective December 1, 1995,
      among Jack E. Golsen, Sylvia Golsen and SBL Corporation
      is filed as Exhibit 23 to Amendment No. 24 and is
      incorporated herein by reference.

99.10 Shareholder's Agreement, effective December 1, 1995,
      among Barry H. Golsen, Sylvia Golsen and SBL Corporation.
      The Shareholder's Agreement is substantially similar
      to the Shareholder's Agreement filed as Exhibit 23 to
      Amendment No. 24, and a copy of the same will be
      supplied to the Commission upon request.

99.11 Shareholder's Agreement, effective December 1, 1995,
      among Steven J. Golsen, Sylvia Golsen and SBL Corporation.
      The Shareholder's Agreement is substantially similar to
      the Shareholder's Agreement filed as Exhibit 23 to
      Amendment No. 24, and a copy of the same will be supplied
      to the Commission upon request.

99.12 Shareholder's Agreement, effective December 1, 1995, among
      Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The
      Shareholder's Agreement is substantially similar to the
      Shareholder's Agreement filed as Exhibit 23 to Amendment
      No. 24, and a copy of the same will be supplied to the
      Commission upon request.

99.13 Security Agreement, dated October 16, 1997, between
      Stillwater National Bank ("SNB") and Sylvia H. Golsen is
      attached as Exhibit 22 to Amendment No. 25 and is
      incorporated herein by reference. The Security Agreements, all of which are dated October 16, 1997, between SNB and
      each of SBL Corporation; Sylvia H. Golsen, Trustee of the
      Sylvia H. Golsen 1992 Trust; Heidi Brown Shear, Trustee of
      the Linda F. Rappaport 1992 Trust; Heidi Brown Shear,
      Trustee of the Steven J. Golsen 1992 Trust; Heidi Brown
      Shear, Trustee of the Barry H. Golsen 1992 Trust, Barry H.
      Golsen and Linda F. Rappaport, Trustees of the Michelle L.
      Golsen J-1 Trust; Barry H. Golsen and Steven J. Golsen,
      Trustees of the Amy G. Rappaport J-1 Trust; Barry H.
      Golsen and Steven J. Golsen, Trustees of the Joshua B.
      Golsen J-1 Trust; Barry H. Golsen and Linda F. Rappaport,
      Trustees of the Stacy L. Rappaport J-1 Trust; Barry H.
      Golsen and Linda F. Rappaport, Trustees of the Lori R.
      Rappaport J-1 Trust; and Barry H. Golsen and Linda F.
      Rappaport, Trustees of the Adam Z. Golsen J-1 Trust are
      substantially similar to the foregoing Security Agreement, and copies of the same will be supplied to the Commission
      upon request.

Page 19 of 22 Pages

CUSIP NO. 5021600-10-4

99.14 Security Agreement, dated June 16, 1998, between The Bank of
      Union and Jack E. Golsen is attached as Exhibit 24 to
      Amendment No. 25 and is incorporated herein by reference.
      The (a) Security Agreement, dated June 16, 1998, between
      Bank of Union and Sylvia H. Golsen, (b) Security Agreement,
      dated February 5, 1999, between Bank of Union and Sylvia H.
      Golsen, Trustee of the Sylvia H. Golsen 1992 Trust dated
      01-08-93, and (c) Security Agreement, dated December 9,
      1997, between Bank of Union and each of Golsen Petroleum
      Corporation and Jack E. Golsen are substantially similar
      to the Security Agreement filed as Exhibit 24 to Amendment
      No. 25, except as to the number of shares subject to each
         such Security Agreement, and a copy of the same will be
      supplied to the Commission upon request.

99.15 Guaranty Agreement, dated October 16, 1997, between
      SNB and Jack E. Golsen is attached as Exhibit 25 to
      Amendment No. 25 and is incorporated herein by
      reference. The Guaranty Agreements between SNB and
      each of SBL Corporation, Sylvia H. Golsen, Barry H.
      Golsen (and his wife), Steven J. Golsen, and Linda F.
      Rappaport (and her husband, Claude Rappaport) are
      substantially similar to the Guaranty Agreement filed
      as Exhibit 25 to Amendment No. 25, and a copy of the
      same will be supplied to the Commission upon request.

99.16 Security Agreement, dated July 28, 1999, between The
      Bank of Union and Golsen Petroleum Corporation. The
      Security Agreement, dated July 28, 1999, between
      Bank of Union and SBL Corporation is substantially
      similar to the Security Agreement filed as Exhibit
      19 to this Amendment No. 26, except as to the number
      of shares subject to such Security Agreement, and a
      copy of the same will be supplied to the Commission
      upon request.

99.17 Agreement, dated October 18, 2001, between the Company,
      Prime Financial Corporation, and SBL Corporation.

99.18 Certificate of Designations of LSB Industries, Inc.,
      filed with the Delaware Secretary of State on
      November 15, 2001, designating the terms of the
      Company's Series D 6% Cumulative, Convertible Class
      C Preferred Stock.

Page 20 of 22 Pages

CUSIP NO. 5021600-10-4

99.19 Promissory Note, dated October 18, 2001, by Prime
      Financial Corporation in favor of SBL Corporation.

99.20 Amended Limited Guaranty, dated October 18, 2001,
      superseding the Limited Guaranty dated March 5, 1998.

99.21 Specimen Series D Preferred stock certificate.

99.22 Amended and Restated Guaranty Agreement, dated effective
      November 8, 2001, by Prime Financial Corporation in favor
      of Stillwater National Bank and Trust Company, N.A.

99.23 Security Agreement, dated effective November 8, 2001,
      between SBL Corporation and Stillwater National Bank and
      Trust Company, N.A.

99.24 Security Agreement, dated December 5, 2000, between
      Sylvia H. Golsen and Bank of the West.

99.25  Commercial Pledge Agreement, dated February 2, 2001,
       among SBL Corporation, Jack E. Golsen, Sylvia H.
       Golsen, and BancFirst. A substantially similar
       Commercial Pledge Agreement, dated February 2,
       2001, was entered among Jack E. Golsen, Sylvia H.
       Golsen, and BancFirst, and will be supplied to the
       Commission upon request.

99.26  Commercial Security Agreement, dated August 27, 2001, between Jack E. Golsen and The Bank of Union.

Page 21 of 22 Pages

CUSIP NO. 5021600-10-4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 27, 2001.

                                     /s/ Jack E. Golsen
                                   Jack E. Golsen

                                   GOLSEN PETROLEUM CORPORATION

                                                                                        By: /s/ Jack E. Golsen
                                                                                               Jack E. Golsen, President

                                    /s/ Jack E. Golsen        *
                                                                                       Barry H. Golsen

                                    /s/ Jack E. Golsen        *
                                                                                        Steven J. Golsen

                                    /s/ Jack E. Golsen        *
                                                                                        Linda Golsen Rappaport

                                   *Executed by Jack E. Golsen
                                    pursuant to Power of
                                    Attorney

                                    /s/ Jack E. Golsen
                                     Jack E. Golsen

                                                                                             /s/ Sylvia H. Golsen
                                                                                          Sylvia H. Golsen

                                                                                          SBL CORPORATION

                                                                                          By: /s/ Jack E. Golsen
                                                                                                 Jack E. Golsen, President

Page 22 of 22 Pages